Exhibit 99.1

Flower Crown (China) Holding Group Co., Limited Closed a Global Shopping E-Commerce Open Platform Store Services Agreement.

Haikou, CHINA, January 3, 2022— JX Luxventure Limited (NASDAQ: LLL) (the “Company”), a company engaged in casual menswear, cross-border merchandise, airfare and tourism business, announced today that, on December 30, 2021, through Flower Crown (China) Holding Group Co., Limited. (“Flower Crown”), a subsidiary of the Company engaging in cross-bordered merchandise, closed a Global Shopping E-Commerce Open Platform Store Service Agreement (the “Agreement”) with Global Premium Buy (Macau) Limited (“GPBL”). Pursuant to the Agreement, JX will open an online store on the GPBL platform and engage in product sharing on content platforms operated by GPBL’s affiliates, which include “Tik Tok”, “Dou Yin”, “Xigua” and “Tik Tok Volcano Edition” (“Tik Tok Platforms”).

Ms. Sun “Ice” Lei, Chief Executive Officer of the Company commented: “We are excited about this opportunity to work with GPBL. This cooperation not only allows JX Luxventure to open online stores on GPBL’s platform, it also enables our cross-border merchandise to reach the mass audiences of Tik Tok Platforms through GPBL’s affiliation. As a supplier of cross-border merchandise, this cooperation enables us to reach greater customer base. I look forward to building on our success in 2021 and having a stellar 2022.”

About JX Luxventure Limited

Headquartered in Haikou, China, JX Luxventure Limited, through its subsidiaries, is engaged in the business of menswear, cross-border merchandise, airfare and tourism. To learn more about the Company, please visit its corporate website at en.jxluxventure.com.

Safe Harbor Statement

This press release may contain certain “forward-looking statements” relating to the business of KBS Fashion Group Limited, and its subsidiary companies. All statements, other than statements of historical fact included herein, are “forward-looking statements” in nature within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements, often identified by the use of forward-looking terminology such as “believes,” “expects” or similar expressions, involve known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s periodic reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

SOURCE JX Luxventure Limited

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